		EXHIBIT 99(b)
HSBC Finance Corporation
Household Private Label Credit Card Master Note Trust I, Series 2001-2

Original Principal
Class A	550,000,000.00
Class B	74,050,000.00

Number of Bonds (000's)
Class A	550,000
Class B	74,050

		2004 Totals

CLASS A
Class A Principal Distributions		550,000,000.00
Class A Interest Distributions		18,150,000.00

CLASS B
Class B Principal Distributions		74,050,000.00
Class B Interest Distributions		811,117.48